VEON Management increases ownership Amsterdam, 21 February 2023: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces the completion of a further management share transfer as part of the Group’s incentive program announced in February 2022. Further to our press release on 28 February 2022, today we can confirm the completion of a further share transfer to Group Executive Committee (“GEC”) member, Group Chief Internal Audit & Compliance Officer, Joop Brakenhoff. A total of 104,047 shares vested as part of VEON’s Deferred Share Plan. Of those, 52,543 shares were transferred to Mr. Brakenhoff, with the remaining 51,504 withheld to cover local withholding tax. This award follows the completion of share transfers to the Group CEO and Group CFO announced on 11 July 2022 and the completion of share transfers to GEC members announced on 18 July 2022. As previously communicated, GEC members will over time accrue and then maintain a minimum level of VEON shares. This will be equivalent to 6.0x the annual base salary for the Group CEO and 2.0x annual base salary for other GEC members. Following this transaction, the total number of American Depositary Shares held by Joop Brakenhoff is 145,115 and the number of common shares held by Joop Brakenhoff is nil. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance, strategic and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information VEON Group Director Investor Relations Nik Kershaw ir@veon.com